                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13D
                               under the
                   Securities Exchange Act of 1934

                           Amendment No. One

                           ALBERTSON'S, INC.
                           (Name of Issuer)

                             Common Stock
                   (Title of Class of Securities)

                             013104-104
                           (CUSIP Number)

                         Thomas J. Wilford
               380 East Parkcenter Blvd., Suite 100
                        Boise, Idaho  83706
                    Telephone:  (208) 342-2712
           (Name, address and telephone number of person
          authorized to receive notices and communications)

                           August 3, 1995
       (Date of event which requires filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check
the following box:  [   ]

Check the following box if a fee is being paid with this statement:
[   ]


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1.   Name of Reporting Person:  Kathryn M. Albertson
     S.S. No. of Above Person:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group
     (a)   [X]
     (b)   [ ]

3.   SEC Use Only

4.   Source of Funds:   N.A.; See Item 3.

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [   ]

6.   Citizenship:   United States

Number of                 7.    Sole Voting Power:                0
Shares                    8.    Shared Voting Power:     26,842,046*
Beneficially Owned By     9.    Sole Dispositive Power:           0
Each Reporting           10.    Shared Dispositive Power 26,842,046*
Person With:

11.   Aggregate Amount     Shared voting and shared dispositive
      Beneficially Owned   power in 26,842,046 shares of common
      by Each Reporting    stock.
      Person:

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares:  [X]

13.  Percent of Class Represented by Amount in Row 11:     10.57%

14.  Type of Reporting Person:   IN


*Excludes 1,180,000 shares held by the J.A. & Kathryn Albertson Foundation, Inc. of which she is a director and officer and in which Kathryn M. Albertson disclaims any beneficial ownership. Excludes 2,000 shares not held of record on August 3, 1995, but which could have been acquired by Kathryn M. Albertson within 60 days thereafter under the Issuer's 1995 Stock Option Plan for Non-Employee Directors.


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1.   Name of Reporting Person:  Joseph B. Scott
     S.S. No. of Above Person:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group
     (a)   [X]
     (b)   [ ]

3.   SEC Use Only

4.   Source of Funds:	N.A.; See Item 3.

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [   ]

6.   Citizenship:   United States

Number of                 7.    Sole Voting Power:                0
Shares                    8.    Shared Voting Power:     26,842,046*
Beneficially Owned By     9.    Sole Dispositive Power:           0
Each Reporting           10.    Shared Dispositive Power 26,842,046*
Person With:

11.   Aggregate Amount     Shared voting and shared dispositive
      Beneficially Owned   power in 26,842,046 shares of common
      by Each Reporting    stock.
      Person:

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
Shares:  [X]

13.   Percent of Class Represented by Amount in Row 11:       10.57%

14.   Type of Reporting Person:     IN

*Excludes 245,440 shares held in trust, of which Joseph B. Scott is not the trustee, for minor children of Joseph B. Scott and in which (as to 160,640 shares) he has an income interest but disclaims any beneficial ownership. Excludes 1,200 shares owned by his spouse in which beneficial ownership is disclaimed. Excludes 1,180,000 shares held by the J.A. & Kathryn Albertson Foundation, Inc. of which he is a director and officer and in which Joseph B. Scott disclaims any beneficial ownership. Excludes 2,000 shares not held of record on August 3, 1995, but which could have been acquired by Joseph B. Scott within 60 days thereafter under the Issuer's 1995 Stock Option Plan for Non-Employee Directors.


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1.   Name of Reporting Person:  Alscott Limited Partnership #2
     Federal Tax ID#:  82-0483268

2.   Check the Appropriate Box if a Member of a Group
     (a)   [X]
     (b)   [ ]

3.   SEC Use Only

4.   Source of Funds:   N.A.; See Item 3.

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [   ]

6.   Place of Organization:     Texas

Number of                 7.    Sole Voting Power:                0
Shares                    8.    Shared Voting Power:     26,842,046
Beneficially Owned By     9.    Sole Dispositive Power:           0
Each Reporting           10.    Shared Dispositive Power 26,842,046
Person With:

11.  Aggregate Amount      Shared voting and shared dispositive
     Beneficially Owned    power in 26,842,046 shares of common
     by Each Reporting     stock.
     Person:

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares:  [   ]

13.  Percent of Class Represented by Amount in Row 11:      10.57%

14.  Type of Reporting Person:   P


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1.   Name of Reporting Person:  Alscott, Inc.
     Federal Tax ID#:  82-0326454

2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [ ]

3.   SEC Use Only

4.   Source of Funds:	N.A.; See Item 3.

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [   ]

6.   Place of Organization:     Idaho

Number of                 7.    Sole Voting Power:                0
Shares                    8.    Shared Voting Power:     26,842,046
Beneficially Owned By     9.    Sole Dispositive Power:           0
Each Reporting           10.    Shared Dispositive Power 26,842,046
Person With:

11.  Aggregate Amount     Shared voting and shared dispositive
     Beneficially Owned   power in 26,842,046 shares of common
     by Each Reporting    stock.
     Person:

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares:  [   ]

13.  Percent of Class Represented by Amount in Row 11:      10.57%

14.  Type of Reporting Person:   CO

Item 1.    Security and Issuer

The class of securities to which this statement relates is the common stock, par value $1.00 per share, (the "Stock") of Albertson's, Inc. (the "Issuer") with the address of 250 Parkcenter Blvd., Box 20,
Boise, Idaho  83726.

Item 2.    Identity and Background

(a) This amendment to the Schedule 13D filing reflects the transfer of the shares of Stock owned by Kathryn M. Albertson and Joseph B. Scott to Alscott Limited Partnership #2 (the "Limited Partnership"). The managing general partner of the Limited Partnership is Alscott, Inc. (the "Corporation"). The controlling persons of the Corporation are Kathryn M. Albertson and Joseph B. Scott, and the directors and executive officers of the Corporation are Kathryn M. Albertson, Joseph B. Scott and Thomas J. Wilford (collectively, the "Individuals"). Kathryn M. Albertson is the grandmother of Joseph B. Scott and is a Director of the Issuer. Joseph B. Scott is the grandson of Kathryn M. Albertson and is a Director of the Issuer.
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(b)   The principal business address and principal office address of the Limited Partnership, the Corporation and each of the Individuals is 380 East Parkcenter Blvd., Suite 100, Boise, Idaho 83706.

(c) The principal business of the Limited Partnership and of the Corporation is investments. Kathryn M. Albertson's principal occupation is President of the Corporation. Joseph B. Scott's principal occupation is Vice President of the Corporation. Thomas J. Wilford's principal occupation is Treasurer and Secretary of the Corporation.

(d) None of the Limited Partnership, the Corporation or the Individuals has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) None of the Limited Partnership, the Corporation or the Individuals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating any activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the Individuals is a citizen of the United States.

Item 3.         Source and Amount of Funds or Other Consideration

There was no source or amount of funds or other consideration.

Item 4.         Purpose of Transaction

The 26,842,046 shares of Stock were transferred to the Limited
Partnership in order to conduct the family business in a more efficient manner.

Item 5.         Interest in Securities of the Issuer

(a) The Limited Partnership holds 26,842,046 shares of Stock, which is 10.57% of the outstanding Stock based upon the number of shares outstanding on May 31, 1995 as set forth in the Report on Form 10-Q filed by the Issuer for the quarter ended May 4, 1995.

(b) The managing general partner of the Limited Partnership is the Corporation and the controlling persons of the Corporation are Kathryn M. Albertson and Joseph B. Scott. Therefore, the Limited Partnership, the Corporation, Kathryn M. Albertson and Joseph B. Scott share voting power and dispositive power over the 26,842,046 Shares.

(c) Since the filing of the Schedule 13D on August 11, 1993: (a) a two-for-one stock split in the form of a stock dividend was distributed on October 4, 1993; and (b) Kathryn M. Albertson gifted a total of 1,135,874 shares of Stock. On August 3, 1995 the following shares of Stock were transferred to the Limited Partnership from the
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person indicated:  20,840,446 shares from Kathryn M. Albertson;
6,000,000 shares from Joseph B. Scott; and 1,600 from Mary Wilford, the wife of Thomas J. Wilford.

Item 6.         Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

The Issuer and the Limited Partnership are parties to an agreement dated August 3, 1995 providing for the Issuer to purchase the shares of Stock owned by the Limited Partnership which were previously owned by Kathryn M. Albertson under certain circumstances as set forth in the agreement.

The Issuer, the Limited Partnership and Kathryn M. Albertson are parties to an agreement dated August 3, 1995 which provides for the relationship between the agreement referred to in the preceding paragraph and an agreement dated December 31, 1979 described in the
Schedule 13D filed on August 11, 1993.

The Issuer and Kathryn M. Albertson are parties to an Agreement dated May 30, 1995 under which Kathryn M. Albertson was granted an option to purchase 2,000 shares of Stock pursuant to the Albertson's, Inc. 1995 Stock Option Plan for Non-Employee Directors.

The Issuer and Joseph B. Scott are parties to an Agreement dated
May 30, 1995 under which Joseph B. Scott was granted an option to purchase 2,000 shares of Stock pursuant to the Albertson's, Inc. 1995 Stock Option Plan for Non-Employee Directors.

The Albertson's, Inc. 1995 Stock Option Plan for Non-Employee
Directors provides that each non-employee Director of the Issuer will be granted a nonqualified option to purchase 2,000 shares of Stock on the first business day after each annual stockholders' meeting of the Issuer for the term of the Plan.

Item 7.         Material to be Filed as Exhibits

(a)   Agreement between Alscott Limited Partnership #2 and
Albertson's, Inc. dated August 3, 1995.

(b) Stockholders' Agreement among Kathryn Albertson, Albertson's, Inc. and Alscott Limited Partnership #2 dated August 3, 1995.

(c)   Stock Option Agreement between Kathryn Albertson and
Albertson's, Inc. dated May 30, 1995.

(d) Stock Option Agreement between J.B. Scott and Albertson's, Inc. dated May 30, 1995.

(e) The Albertson's, Inc. 1995 Stock Option Plan for Non-Employee Directors is incorporated by reference to Exhibit 10.25 to the Quarterly Report on Form 10-Q of the Issuer for the quarter ended May 4, 1995.

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After reasonable inquiry and to the best of our knowledge and belief, we certify the information set forth in this amendment is true, complete and correct.

Date:  August 11, 1995

                                          Kathryn M. Albertson
                                          ______________________
                                          Kathryn M. Albertson

                                          Joseph B. Scott
                                          ______________________
                                          Joseph B. Scott


                                       Alscott Limited Partnership #2

                                       By:  Alscott, Inc.
                                            General Partner

                                          Thomas J. Wilford
                                       By: ______________________
                                          Thomas J. Wilford
                                          Treasurer and Secretary


                                       Alscott, Inc.

                                          Thomas J. Wilford
                                       By: ______________________
                                          Thomas J. Wilford
                                          Treasurer and Secretary